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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                              -------------------

                             CAPITA PREFERRED TRUST
                           (NAME OF SUBJECT COMPANY)

                            AT&T CAPITAL CORPORATION
                           NEWCOURT CREDIT GROUP INC.
                                   (BIDDERS)

                              -------------------

           9.06% TRUST ORIGINATED PREFERRED SECURITIES'sm' ("TOPrS'sm'")
             (LIQUIDATION AMOUNT $25 PER TRUST PREFERRED SECURITY)
                           OF CAPITA PREFERRED TRUST
                         (TITLE OF CLASS OF SECURITIES)

                                   139710206
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              -------------------

                           GLENN A. VOTEK, TREASURER
                            AT&T CAPITAL CORPORATION
                                44 WHIPPANY ROAD
                       MORRISTOWN, NEW JERSEY 07962-1983
                           TELEPHONE: (973) 397-3000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                              -------------------

                                   COPIES TO:

      SCOTT J. MOORE, ESQ.                             STEPHAN J. FEDER, ESQ.
        GENERAL COUNSEL                              SIMPSON THACHER & BARTLETT
    AT&T CAPITAL CORPORATION                            425 LEXINGTON AVENUE
        44 WHIPPANY ROAD                           NEW YORK, NEW YORK 10017-3954
MORRISTOWN, NEW JERSEY 07962-1983                          (212) 455-2000
        (973) 397-3000

________________________________________________________________________________



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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on July 27, 1998 and Amendment No. 1 thereto filed on
August 19, 1998 (as amended and supplemented, the "Schedule 14D-1") by Newcourt
Credit Group Inc., an Ontario corporation, and AT&T Capital Corporation, a
Delaware corporation and an indirect wholly owned subsidiary of Newcourt ("AT&T
Capital"), relating to (i) an offer (the "Offer") by AT&T Capital to purchase any and all outstanding 9.06% Trust Originated Preferred Securities'sm'
("TOPrS'sm'") (Liquidation Amount $25 per Trust Preferred Security) (the
"Securities" or "Trust Preferred Securities") of Capita Preferred Trust, a
statutory business trust formed under the laws of the State of Delaware and an affiliate of AT&T Capital, and (ii) a solicitation (the "Consent Solicitation")
by AT&T Capital from the holders of Trust Preferred Securities as of July 20,
1998 for consents to proposed amendments to (a) the Amended and Restated Limited
Partnership Agreement of Capita Preferred Funding L.P., a Delaware limited partnership, that will provide for an early redemption of partnership preferred securities issued thereunder and (b) the indentures of AT&T Capital and two of its wholly owned subsidiaries that will provide for early redemptions of the debentures issued thereunder. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the
Offer to Purchase and Consent Solicitation, dated as of July 27, 1998, filed as
Exhibit (a)(1) to Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(e) of Schedule 14D-1 is hereby amended and supplemented as follows:

          On August 24, 1998, AT&T Capital issued a press release, the full text of which is set forth in Exhibit 11(a)(13), announcing that the Superior
     Court of New Jersey, Morris County, denied plaintiff's request, in a recently filed action, Ruth Graifman v. AT&T Capital Corporation, et al., to enjoin AT&T Capital's Offer and Consent Solicitation.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

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
        (a)(13)   Press release issued by AT&T Capital on August 24, 1998.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 1998

                                          AT&T CAPITAL CORPORATION

                                          By:         /s/ Glenn A. Votek
                                             ...................................
                                                       GLENN A. VOTEK
                                                         TREASURER

                                          NEWCOURT CREDIT GROUP INC.

                                          By:         /s/ GLENN A. VOTEK
                                             ...................................
                                                       GLENN A. VOTEK
                                                         TREASURER

                                       3


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                                 EXHIBIT INDEX

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
EXHIBIT
  NO.                                                   DESCRIPTION
--------  --------------------------------------------------------------------------------------------------------
(a)(13)   Press release issued by AT&T Capital on August 24, 1998.

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                          STATEMENT OF DIFFERENCES
                          ------------------------

  The service mark symbol shall be expressed as.......................... 'sm'


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